FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements as of December 31, 2021 – Sect. 62 BYMA listing rules and regulations – Translation of a submission from Banco BBVA Argentina S.A to the CNV dated on March 3, 2022.

Buenos Aires, March 3, 2022

BOLSA DE COMERCIO DE BUENOS AIRES

25 de Mayo 347 2° piso

Autonomous City of Buenos Aires

Subject: Financial Statements as of December 31, 2021

Art. 62 – Regulation B.C.B.A.

Dear Sirs,

Regarding Banco BBVA Argentina S.A.'s financial statements for the period ended December 31, 2021, approved by our Board of Directors on March 3, 2021, as per Minutes No. 5294, and in compliance with the terms of applicable laws, we hereby submit the following information arising from the financial statements referred to above for the period then ended.

In connection with paragraphs n) 1) and 2), Section 62 of the Listing Regulations of the Buenos Aires Stock Exchange, this is to give notice that the Board of Directors has resolved to submit the following proposals to the next General Ordinary and Extraordinary Shareholders’ Meeting:

(i) Allocation of Unappropriated Retained Earnings as of December 31, 2021 in the amount of $ 19,670,668,503.87. It is proposed to allocate: a) $ 3,934,133,700.77 to Legal Reserve; and b) $ 15,736,534,803.10 to voluntary reserve for future distribution of earnings, pursuant to the Argentine Central Bank’s Restated Earnings Distribution Regulations.

On the other hand, please find below information on the number of book-entry common shares, with a face value of Ps. 1 and one voting right each, held by the Company's controlling group as of December 31, 2021.

Shares	% over total capital stock
407,785,800	66.55%

The Company does not have share-convertible debt securities and/or stock options.

The Company's controlling shareholder is Banco Bilbao Vizcaya Argentaria S.A., a company with domicile established at Plaza de San Nicolás, Number 4, 48005 Bilbao, Spain.

Yours faithfully,

Banco BBVA Argentina S.A.

MANUEL MANSILLA

Legal Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.
Date:	March 3, 2022	By:	/s/ Ernesto Gallardo Jimenez
			Name:	Ernesto Gallardo Jimenez
			Title:	Chief Financial Officer